GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

18 July 2006

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

06015505

SUPPL

Dear Sirs,

New

GKN plc

- **Director declaration**
- **Block Listing**

For your information I enclose copies of the above announcements which was released on 18 and 17 July respectively.

Yours faithfully,

Sandie De Ritter

Sandie De Ritter

Encs

dlw 7/26

82 - 5204

Regulatory Announcement

Go to market news section

RECEIVED

2006 JUL 26 P 3:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Director Declaration
Released	09:00 18-Jul-06
Number	PRNUK-1807

GKN plc

DIRECTOR DECLARATION

Pursuant to Listing Rule 9.6.14, GKN plc announces that Helmut Mamsch, non-executive Director of GKN plc, is to be appointed as Chairman designate of Electrocomponents plc on 1 September 2006 and, following a handover, will take over as Chairman of Electrocomponents plc at the company's October Board Meeting.

Grey Denham
Company Secretary
18 July 2006

END

Close

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The ***FSA***

Date: 17 July 2006

Name of *applicant*:		GKN plc		
Name of scheme:		GKN 1995 SAYE SHARE OPTION SCHEME		
Period of return:	From:	1 January 2006	To:	30 June 2006
Balance under scheme from previous return:		2,990,173 Ordinary shares of 50p each		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		37,399		
Balance under scheme not yet issued/allotted at end of period		2,952,774		
Number and *class* of *securities* originally listed and the date of admission		11,463,341 8 August 2001		
Total number of *securities* in issue at the end of the period		740,666,636 (including 32,341,850 held in Treasury)		

Name of contact:	Chris Winters
Address of contact:	GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL
Telephone number of contact:	01527 533383

SIGNED BY CHRISTOPHER WINTERS
Suitably experienced *employee*
for and on behalf of

GKN plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

EXEMPTION NO. 82 - 5204

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 17 July 2006

Name of *applicant*:		GKN plc		
Name of scheme:		GKN 2001 SAYE SHARE OPTION SCHEME		
Period of return:	From:	1 January 2006	To:	30 June 2006
Balance under scheme from previous return:		8,206,600		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		163,015		
Balance under scheme not yet issued/allotted at end of period		8,043,585		

Number and *class* of *securities* originally listed and the date of admission				
	19.03.2002	610,000	26.09.2003	715,000
	20.03.2002	610,000	03.10.2003	720,000
	21.03.2002	600,000	10.10.2003	715,000
	22.03.2002	600,000	24.10.2003	650,000
	25.03.2002	610,000	31.10.2003	700,000
	26.03.2002	600,000	07.11.2003	700,000
	27.03.2002	585,000	14.11.2003	660,000
			21.11.2003	690,000
			28.11.2003	715,000
			05.12.2003	720,000
			12.12.2003	715,000
			19.12.2003	725,000

Total number of *securities* in issue at the end of the period	740,666,636 (including 32,341,850 held in Treasury)
Name of contact:	Chris Winters
Address of contact:	GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL
Telephone number of contact:	01527 533383

SIGNED BY CHRISTOPHER WINTERS
suitably experienced *employee*
for and on behalf of

GKN plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

EXEMPTION NO.
82 - 5204

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 17 July 2006

Name of *applicant*:		GKN plc		
Name of scheme:		GKN Executive Share Option Scheme 1988		
Period of return:	From:	1 January 2006	To:	30 June 2006
Balance under scheme from previous return:		195,549		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		195,549		
Number and *class* of *securities* originally listed and the date of admission		1,000,000 22 April 2002		
Total number of *securities* in issue at the end of the period		740,666,636 (including 32,341,850 held in Treasury)		

Name of contact:	Chris Winters
Address of contact:	GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL
Telephone number of contact:	01527 533383

SIGNED BY CHRISTOPHER WINTERS
suitably experienced *employee*
for and on behalf of

GKN plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

EXEMPTION NO. 82 - 5204

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 17 July 2006

Name of *applicant*:		GKN plc		
Name of scheme:		GKN Overseas Executive Share Option Scheme 1988		
Period of return:	From:	1 January 2006	To:	30 June 2006
Balance under scheme from previous return:		192,837		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0		
Number of *securities* issued/allotted under scheme during period:		0		
Balance under scheme not yet issued/allotted at end of period		192,837		
Number and *class* of *securities* originally listed and the date of admission		500,000 22 April 2002		
Total number of *securities* in issue at the end of the period		740,666,636 (including 32,341,850 held in Treasury)		

Name of contact:	Chris Winters
Address of contact:	GKN plc, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL
Telephone number of contact:	01527 533383

SIGNED BY CHRISTOPHER WINTERS
suitably experienced *employee*
for and on behalf of

GKN plc
Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.